OMB Number: 3235-0123
Expires: January 31, 2007
Estimated average burden
hours per response . . . 12.00

|||||||||| 06002732 |||||||||| SION

SECURI'

Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8 - 48891

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____01/01/05_____ AND ENDING _____12/31/05_____

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Shepherd Trading Limited

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

C/O SEI Investments   Styne House   Upper Hatch Street

(No. and Street)

Dublin 2   Ireland

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joseph Lucas   (414) 294-7000

(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rothstein, Kass & Company

(Name -- if individual, state last, first, middle name)

4 Becker Farm Road   Roseland   New Jersey   07068

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

PROCESSED
APR 19 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I,_____Joseph Lucas_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____Shepherd Trading Limited_____, as of _____December 31_____,20 05___, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

_____
Chief Financial Officer
Title

_____
Notary Public

My Commission Expires February 14, 2010

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of con-solidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditor's report on internal accounting control.
- ☐ (p) Schedule of segregation requirements and funds in segregation--customers' regulated commodity futures account pursuant to Rule 171-5.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

OMB Number:	3235-0123
Expires: January 31, 2007	
Estimated average burden hours per response . . . 12.00	

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 48891

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____01/01/05_____ AND ENDING _____12/31/05_____

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Shepherd Trading Limited

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

C/O SEI Investments	Styne House	Upper Hatch Street
	(No. and Street)	

Dublin 2	Ireland	
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joseph Lucas	(414) 294-7000
	(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rothstein, Kass & Company

(Name -- *if individual, state last, first, middle name*)

4 Becker Farm Road	Roseland	New Jersey	07068
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (06-02)   *Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.*

OATH OR AFFIRMATION

I, _____Joseph Lucas_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____Shepherd Trading Limited_____ , as of _____December 31_____ ,20 05 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____

_____   Signature

_____   Chief Financial Officer
                                              Title

_____
              (Notary Public)

My Commission expires February 14, 2010

This report"* contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent auditor's report on internal accounting control.
- [ ] (p) Schedule of segregation requirements and funds in segregation--customers' regulated commodity futures account pursuant to Rule 171-5.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



SHEPHERD TRADING LIMITED

STATEMENT OF FINANCIAL CONDITION
AND
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2005

SHEPHERD TRADING LIMITED

CONTENTS

Public
Accountants

4 Becker Farm Road
Roseland, NJ 07068
tel 973.994.6666
fax 973.994.0337
www.rkco.com

Dallas
Denver
Grand Cayman
New York
Roseland
San Francisco
Walnut Creek

Rothstein Kass

INDEPENDENT AUDITORS' REPORT

To the Stockholder and Board of Directors
of Shepherd Trading Limited

We have audited the accompanying statement of financial condition of Shepherd Trading Limited (the "Company"), including the condensed schedule of investments, as of December 31, 2005. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectivess of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Shepherd Trading Limited as of December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

Rothstein, Kass & Company, P.C.

Roseland, New Jersey
January 24, 2006

1

SHEPHERD TRADING LIMITED

STATEMENT OF FINANCIAL CONDITION
(Expressed in United States Dollars)

December 31, 2005

ASSETS

Investments in securities, at market (cost $498,815,466)	$	527,973,430
Due from broker		4,855,147
Dividends and interest receivable		1,515,754
Other assets		101,487
	$	534,445,818

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities

Securities sold short, at market (proceeds $322,055,143)	$	342,539,378
Due to broker		10,613,158
Dividends and interest payable		1,799,109
Management fee payable		568,576
Accrued expenses		261,124
Total liabilities		355,781,345

Stockholder's equity

Common stock, $1 par value, 100 shares authorized, issued, and outstanding	100
Capital in excess of par value	79,307,312
Retained earnings	99,357,061
Total stockholder's equity	178,664,473

	$	534,445,818

See accompanying notes to financial statements.

SHEPHERD TRADING LIMITED

CONDENSED SCHEDULE OF INVESTMENTS
(Expressed in United States Dollars)

December 31, 2005

Investments in securities, at market	Number of Shares or Principal Amount	Percentage of Stockholder's Equity	Market Value
Common Stocks			
Basic Materials		1.2 %	$ 2,140,944
Communications			
MCI Communications Corp	3,727,383	41.2	73,541,267
Other		10.4	18,570,489
Consumer Cyclical			
General Motors Corp	17,625	0.2	342,278
Other		10.0	17,897,729
Consumer Non-Cyclical			
General Mills Inc.	235,410	6.5	11,610,421
Boulder Specialty Brands Inc.	1,250,000	5.6	10,000,000
Teva Pharmaceutical Industries	72,676	1.7	3,125,787
Other		14.3	25,522,176
Diversified		2.3	4,126,752
Energy			
Massey Energy Co.	485,540	10.3	18,387,351
Peabody Energy Corp	105,650	4.9	8,707,673
Other		3.6	6,391,299
Finance			
Independence Community Bank Corp	263,250	5.9	10,458,896
Other		6.0	10,717,339
Index			
SPDR Trust Series 1	158,100	11.0	19,685,031
Other		3.4	5,992,676
Industrial		2.7	4,889,927
Technology		6.0	10,710,641
Utility		4.5	8,013,450
Total Common Stocks (cost $ 274,378,097)		151.6	270,832,126
Convertible Bonds			
Consumer Cyclical		0.4	679,500
Consumer Non-Cyclical			
Cephalon Inc. 2.0% 6/1/05	17,000,000	14.1	25,138,750
Celgene Corp 1.75% 6/1/08	7,500,000	11.3	20,212,500
Teva Pharmaceutical Industries 0.375% 11/15/22	3,150,000	3.5	6,316,380
Other		2.9	5,164,628
Industrial			
Eastman Kodak Co. 3.375% 10/15/33	10,500,000	5.6	10,053,750
Other		0.2	396,911
Total Convertible Bonds (cost $ 56,019,098)		38.0	67,962,419

SHEPHERD TRADING LIMITED

CONDENSED SCHEDULE OF INVESTMENTS (CONTINUED)
(Expressed in United States Dollars)

December 31, 2005

	Number of Shares or Principal Amount	Percentage of Stockholder's Equity	Market Value
Investments in securities, at market (continued)			
Corporate Bonds			
Consumer Cyclical			
Beazer Homes USA Inc. 4.625% 6/15/24	8,704,500	7.5 %	$ 13,365,760
American Airlines 4.5% 2/15/24	7,000,000	4.6	8,277,500
UAL Corp 9.75% 8/15/21	1,800,000	0.2	400,500
UAL Corp 10.67% 5/1/04	1,200,000	0.1	267,000
Other		2.4	4,290,300
Consumer Non-Cyclical		1.3	2,290,750
Energy		1.4	2,443,750
Finance		1.2	2,186,957
Industrial			
Danaher Corp 0.0% 1/22/21	15,250,000	7.0	12,521,775
Other		2.7	4,806,900
Utility			
PG&E Corp 9.5% 6/30/10	7,500,000	11.8	21,077,250
Total Corporate Bonds (cost $ 63,504,684)		40.3	71,928,442
Municipal Bonds			
Consumer Cyclical			
Chicago Ohare 6.375% 11/01/35	35,370,000	9.9	17,685,000
Chicago Ohare 6.3% 05/01/16	48,785,000	6.8	12,196,250
Chicago Ohare 6.1% 11/01/35	23,815,000	3.3	5,953,750
Chicago Ohare 5.35% 9/01/16	15,672,000	2.2	3,918,000
Chicago Ohare 5.8% 11/01/35	7,200,000	2.0	3,600,000
Chicago Ohare 5.2% 4/01/11	6,910,000	1.0	1,727,500
Denver United 6.875% 10/1/32	20,000	0.0	18,747
Total Municipal Bonds (cost $ 28,909,283)		25.2	45,099,247
Options			
Communications			
Verizon Communications Inc. Call Feb2006 @ $32.5	5,007	0.0	87,572
MCI Communications Corp Put Jan2006 @ $22.5	16,238	0.0	40,595
MCI Communications Corp Put Jan2006 @ $20	11,250	0.0	28,125
Other		0.6	996,179
Consumer Cyclical			
American Airlines Call Feb2006 @ $12	1,500	0.9	1,537,500
Ford Motors Co. Put Jan2006 @ $15	900	0.4	657,000
General Motors Corp Put Jan2005 @ $35	556	0.3	619,940
Ford Motors Co. Put Jan2006 @ $12.5	600	0.2	285,000
General Motors Corp Put Jan2006 @ $22.5	835	0.2	275,542
Ford Motors Co. Put Jan2007 @ $7	1,294	0.1	213,497

SHEPHERD TRADING LIMITED

CONDENSED SCHEDULE OF INVESTMENTS (CONTINUED)
(Expressed in United States Dollars)

December 31, 2005

	Number of Shares	Percentage of Stockholder's Equity	Market Value
Investments in securities, at market (continued)			
Options (continued)			
General Motors Corp Put Jan2006 @ $20	284	0.0 %	$ 41,890
Ford Motors Co. Put Jan2006 @ $7.5	800	0.0	22,000
General Motors Corp Call Jan2006 @ $25	835	0.0	6,263
Ford Motors Co. Call Jan 2006 @ $15	1,120	0.0	5,600
Ford Motors Co. Call Jan2006 @ $12.5	525	0.0	2,625
Other		0.2	393,872
Concumer Non-Cyclical			
General Mills Inc. Put Jan2006 @ $50	3,356	0.2	402,686
Other		1.4	2,417,010
Energy			
Massey Energy Co. Put Jan2006 @ $45	7,250	2.9	5,256,250
Massey Energy Co. Put Jan2006 @ $40	3,400	0.5	875,500
Massey Energy Co. Put Apr2006 @ $35	2,800	0.3	545,972
Peabody Energy Corp Put Mar2006 @ $70	2,500	0.3	449,975
Massey Energy Co. Put Jan2006 @ $35	1,250	0.0	37,488
Massey Energy Co. Call Jan2006 @ $50	2,500	0.0	12,500
Other		4.3	7,740,414
Index Fund			
SPRD Trust Series 1 Call Mar2006 @ $124	650	0.1	240,500
Other		0.0	4,875
Industrial			
Eastman Kodak Co. Put Jan2006 @ $22.5	3,000	0.1	97,470
Other		0.0	75,880
Technology		0.3	603,750
Utility		0.1	255,767
Total Options (cost $ 35,356,234)		13.6	24,229,236
Preferred Stocks			
Consumer Cyclical			
Ford Motors Co. Trust 6.5%	492,226	7.7	13,693,727
General Motors Corp 5.25%	264,577	2.2	3,946,801
General Motors Corp 4.5%	2,600	0.0	54,184
Energy		1.9	3,419,540
Finance		4.1	7,361,280
Industrial		0.2	335,937
Total Preferred Stocks (cost $ 29,234,108)		16.1	28,811,469

SHEPHERD TRADING LIMITED

CONDENSED SCHEDULE OF INVESTMENTS (CONTINUED)
(Expressed in United States Dollars)

December 31, 2005

	Percentage of Stockholder's Equity	Market Value
Investments in securities, at market (continued)		
Warrants		
Communications	8.3 %	$ 14,879,523
Consumer Non-Cyclical	0.5	913,843
Industrial	1.9	3,317,125
Total Warrants (cost $ 11,413,962)	10.7	19,110,491
Total investments in securities (cost $ 498,815,466)	295.5 %	$ 527,973,430

The geographical categorization by country of issuer of the value of investments is as follows:

	Percentage of Stockholder's Equity	Market Value
United States (cost $ 493,065,580)	292.0 %	$ 521,657,050
Other (cost $ 5,749,886)	3.5	6,316,380
Total (cost $ 498,815,466)	295.5 %	$ 527,973,430

CONDENSED SCHEDULE OF INVESTMENTS (CONTINUED)
(Expressed in United States Dollars)

December 31, 2005

	Number of Shares or Principal Amount	Percentage of Stockholder's Equity	Market Value
Securities sold short, at market			
Common Stocks			
Basic Materials		1.8 %	$ 3,275,986
Communications			
Verizon Communications Inc.	291,338	4.9	8,775,101
Other		10.7	19,100,386
Consumer Cyclical			
American Airlines	489,200	6.1	10,874,916
Callaway Golf Co.	677,844	5.3	9,381,293
Ford Motors Co.	1,203,838	5.2	9,293,509
General Motors Corp	444,943	4.8	8,640,793
Beazer Homes USA Inc.	117,167	4.8	8,534,444
UAL Corp	139,000	0.1	131,341
Other		10.4	18,540,907
Consumer Non-Cyclical			
Celgene Corp	302,625	11.0	19,610,070
Teva Pharmaceutical Industries	146,860	3.5	6,316,434
Other		10.0	17,819,025
Energy		4.1	7,291,370
Finance		8.1	14,556,257
Index			
SPDR Trust Series 1	231,680	16.1	28,846,477
Ishares Russell 2000 Index Fund	282,127	10.5	18,793,963
Other		0.1	251,550
Industrial			
Danaher Corp	230,850	7.2	12,876,813
Eastman Kodak Co.	346,160	4.5	8,100,109
Other		14.7	26,227,885
Technology		6.3	11,167,430
Utility			
PG&E Corp	522,850	10.9	19,408,140
Other		9.0	16,117,223
Total Common Stocks (proceeds $ 286,031,072)		170.1	303,931,422
Corporate Bonds			
Basic Materials		0.9	1,550,250
Communications		5.3	9,535,974
Consumer Cyclical			
UAL Corp 9.0% 12/15/03	3,450,000	0.4	784,875
Other		3.8	6,844,000

See accompanying notes to financial statements.

SHEPHERD TRADING LIMITED

CONDENSED SCHEDULE OF INVESTMENTS (CONTINUED)
(Expressed in United States Dollars)

December 31, 2005

	Number of Shares	Percentage of Stockholder's Equity	Market Value
Securities sold short, at market (continued)			
Corporate Bonds (continued)			
Consumer Non-Cyclical		1.7 %	$ 3,101,769
Energy		1.4	2,522,223
Industrial		2.1	3,704,100
Utility		1.8	3,224,421
Total Corporate Bonds (proceeds $ 29,983,634)		17.5	31,267,612
Options			
Communications			
Verizon Communications Inc. Put Jan2007 @ $30	2,500	0.4	687,500
Verizon Communications Inc. Put Jan2006 @ $30	1,500	0.1	97,485
Verizon Communications Inc. Call July2004 @ $37.5	1,250	0.0	9,375
Other		0.4	781,300
Consumer Cyclical			
American Airlines Call Feb2004 @ $14	3,000	1.4	2,504,970
Beazer Homes USA Inc. Call Jan2007 @ $51.625	215	0.3	568,675
Beazer Homes USA Inc. Call Jan2007 @ $50	131	0.2	362,214
American Airlines Put May2004 @ $12	3,500	0.1	157,500
General Motors Corp Call Jan2007 @ $32.5	835	0.1	125,250
General Motors Corp Put Jan2007 @ $7.5	1,885	0.1	108,369
Amerian Airlines Put May2006 @ $11	2,100	0.0	68,229
American Airlines Put May2006 @ $10	239	0.0	6,573
Other		0.3	555,934
Consumer Non-Cyclical		0.1	145,973
Finance		0.2	392,057
Utility		0.4	768,940
Total Options (proceeds $ 6,040,437)		4.1	7,340,344
Total securities sold short (proceeds $ 322,055,143)		191.7 %	$ 342,539,378

The geographical categorization by country of issuer of the value of securities sold short is as follows:

	Percentage of Stockholder's Equity	Market Value
United States (proceeds $ 318,638,181)	189.7 %	$ 338,877,250
Other (proceeds $ 3,416,962)	2.0	3,662,128
Total (proceeds $322,055,143)	191.7 %	$ 342,539,378

SHEPHERD TRADING LIMITED

1. Nature of operations and summary of significant accounting policies

Nature of Operations

Shepherd Trading Limited (the "Company") is incorporated under the laws of the British Virgin Islands. The Company is a broker-dealer registered with the Securities and Exchange Commission of the United States of America and is a member of the National Association of Securities Dealers, Inc. The Company's principal operations consist of trading and investing in securities for its own account.

Basis of Presentation

These financial statements are expressed in United States Dollars and have been prepared in conformity with accounting principles generally accepted in the United States of America.

Valuation of Investments in Securities and Securities Sold Short

The Company values investments in securities and securities sold short that are freely tradable and are listed on a national securities exchange or reported on the NASDAQ national market at their last sales price as of the last business day of the period. Investments not so listed are valued at the mean between the last reported "bid" and "asked" prices. Convertible securities are valued at their conversion value, if such value more accurately represents the price obtainable for the security. If the securities constitute a block which, in the judgment of management, could not be liquidated in a reasonable time without depressing or inflating the market, such block may be valued by management provided that such value does not exceed, for a long position, or fall below, for a short position, the quoted market price of such security.

Financial Instruments

In the normal course of business, the Company utilizes derivative financial instruments in connection with its proprietary trading activities. The Company records its derivative activities at market or fair value. Gains and losses from derivative financial instruments are included in net gain (loss) on investments in the statement of operations.

Translation of Foreign Currency

Assets and liabilities denominated in foreign currencies are translated into U.S. dollar amounts at the period end exchange rates. Purchases and sales of investments, income, and expenses that are denominated in foreign currencies are translated into U.S. dollar amounts on the transaction date. Adjustments arising from foreign currency transactions are reflected in the statement of operations.

The Company does not isolate that portion of the results of operations arising from the effect of changes in foreign exchange rates on investments from fluctuations arising from changes in market prices of investments held. Such fluctuations are included in net realized gain (loss) on investments in the statement of operations.

Investment Transactions and Related Investment Income

Investment transactions are accounted for on a trade-date basis. Dividends are recorded on the ex-dividend date and interest is recognized on the accrual basis. Where applicable, discounts and premiums on securities purchased are amortized over the lives of the respective securities.

1. Nature of operations and summary of significant accounting policies (continued)

Income Taxes

Under the laws of the British Virgin Islands, the Company is not subject to income taxes. Accordingly, no provision for income taxes has been made in the accompanying financial statements.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Company's management to make estimates and assumptions that affect the amounts disclosed in the financial statements. Actual results could differ from those estimates.

2. Due from/to broker

Amounts due from broker may be restricted to the extent that they serve as deposits for securities sold short.

Amounts due to broker represent margin borrowings that are collateralized by certain marketable securities.

In the normal course of business, substantially all of the Company's marketable securities transactions, money balances and security positions are transacted with a broker. The Company is subject to credit risk to the extent any broker with which it conducts business is unable to fulfill contractual obligations on their behalf.

3. Related party transactions

The Company has an agreement with its sole stockholder, Shepherd Investments International, Ltd., to pay a performance fee equal to 20% of the Company's net income.

The Company pays a management fee to Shepherd Investments International, Ltd. The management fee is computed at the annual rate of 1¼%, calculated monthly and paid quarterly, based on the net asset value of the Company as of the last day of each month. Management fees for the year ended December 31, 2005 were used primarily to cover payroll costs incurred by the Company.

4. Net capital requirements

The Company is a member of the National Association of Securities Dealers, Inc. and is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1, and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2005, the Company's net capital was approximately $88,571,000, which was approximately $88,394,000 in excess of its minimum requirement of $177,000.

SHEPHERD TRADING LIMITED

NOTES TO FINANCIAL STATEMENTS
(Expressed in United States Dollars)

5. Exemption from Rule 15c3-3

The Company is exempt from the Securities and Exchange Commission Rule 15c3-3 pursuant to the exemptive provision under sub paragraph (k)(2)(ii) and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

6. Off-balance sheet risk

The Company is subject to certain inherent risks arising from its investing activities of selling securities short. The ultimate cost to the Company to acquire these securities may exceed the liability reflected in these financial statements. The Company is not exposed to this risk to the extent it holds offsetting long positions.

7. Financial highlights

Financial highlights for the year ended December 31, 2005 are as follows:

Total return	
Total return before performance fee	(7.7) %
Performance fee	-
Total return after performance fee	(7.7) %
Ratio to average net assets	
Operating expenses (including interest and dividends)	15.9 %
Performance fee	-
Total expenses	15.9 %
Net investment income (loss)	(4.9) %

Financial highlights are calculated for the Company taken as a whole.

8. Subsequent events

In April 2006, management intends to create a "master-feeder" fund structure, (the "Master Fund") and contribute a substantial amount of the positions and cash balances of the Partnership to this Master Fund. The Partnership will remain operational and plans to maintain net capital in excess of its required minimum amount.